NO ACT PE 12/22/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025500

February 9, 2012

John A. Berry
Abbott Laboratories
john.berry@abbott.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-9-12

Re: Abbott Laboratories
Incoming letter dated December 22, 2011

Dear Mr. Berry:

This is in response to your letter dated December 22, 2011 concerning the shareholder proposal submitted to Abbott by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 6, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
rmcgarra@aflcio.org

February 9, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Abbott Laboratories
Incoming letter dated December 22, 2011

The proposal urges the compensation committee of the board of directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age.

We are unable to concur in your view that Abbott may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Abbott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Handy, Allison [AHandy@mayerbrown.com]
Sent: Thursday, December 22, 2011 2:55 PM
To: shareholderproposals
Cc: John A Berry; Steven L. Scrogham
Subject: Abbott Laboratories Shareholder Proposal Regarding Equity Retention
Attachments: No Action Request AFL-CIO Reserve Fund.pdf

On behalf of Abbott Laboratories, I have enclosed a no-action request in connection with a shareholder proposal as further described therein.

Allison Handy
Mayer Brown LLP
312 701 7243
ahandy@mayerbrown.com

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 6, 2012

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: *Abbott Laboratories' Request to Omit from Proxy Materials the Shareholder Proposal of the American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Reserve Fund*

Dear Sir/Madam:

This letter is submitted in response to the claim of Abbott Laboratories ("Abbott" or the "Company"), by letter dated December 22, 2011, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2012 proxy materials.

I. Introduction

Proponent's Proposal to Abbott urges that:

> the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a

share retention percentage requirement of at least 75 percent of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Abbott's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2012 annual meeting of shareholders. The Company argues that the Proposal, which was filed November 14, 2011, is "materially false and misleading" and is, therefore, excludable pursuant to Rule 14a-8(i)(3) because, citing Staff Legal Bulletin 14B (September 15, 2004),

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires

Abbott's argument ignores the plain meaning of the language contained in the Proposal. Instead, Abbott raises implementation questions that are matters of ordinary business and not matters for its shareholders. For example, Abbott asks whether the Proposal would affect "a senior executive...if her or she left the Company before retirement age." Abbott's questions have no bearing on Rule 14a-8(i)(3) because, if the Proposal were adopted by the Company, the Compensation Committee of the Board would oversee its implementation by management. Abbott's questions are not matters that render the Proposal "vague and misleading" and, even if they were, Staff Legal Bulleting 14B (September 15, 2004) provides for modification of the language of the Proposal, not, as Abbott would have it, merely its exclusion.

II. The Plain Language of the Proposal Seeks Adoption of a Share Retention Policy for Abbott's Senior Executives

The Proposal urges "the Compensation Committee of the Board of Directors (the 'Committee') to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age." It plainly states that "normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants."

Abbott claims that "this request (sic) could be interpreted in multiple ways." It cites a hypothetical "senior executive" who "left the Company before retirement age," asking whether he or she would be covered by the Proposal's share retention policy? The plain language of the Proposal, however, states that it would only apply to senior executives who reach "normal retirement age."

Abbot then asks "does the Proposal intend a policy that would govern equity retention only while the senior executive remains a senior executive, or at least an employee of the Company." The plain language of the Proposal, however, states that it would only apply to "senior executives."

Abbott then claims it is "unclear which shares must be included." It claims not to know if the Proposal would apply to shares received before an Abbott employee became a senior executive. The plain language of the Proposal states that it would only apply to the shares received by senior executives.

Citing *Bank of* America, (February 2, 2009) and *JP Morgan Chase & Co.* (March 5, 2010), Abbot claims that the Proposal's use of the words "normal retirement age," "defined by the Company's qualified retirement plan that has the largest number of plan participants, " is unclear, even though Abbott concedes that its own Proxy Statement "implies that age 65 is the 'normal retirement age' under its retirement plan with the largest number of plan participants. Yet the proposal in *Bank of America* defined its terms by referencing a definition that was not contained within the proposal or the company's proxy statement. *JP Morgan Chase & Co* involved a definition of lobbying, which also relied upon language not contained within the proposal or the company's proxy statement.

Next Abbott claims that that "[t]he phrase 'the Company's qualified retirement plan that has the largest number of plan participants' is itself vague and indefinite because Abbott has multiple qualified retirement plans and the Proposal does not specify how to calculate the number of participants." Yet the plain meaning of the words "largest number" is undeniable. Indeed, Abbott concedes that its own Proxy Statement "implies that age 65 is the 'normal retirement age' under its retirement plan with the largest number of plan participants."

VI. Conclusion

Abbott has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The plain language of the Proposal amply defines the terms employed. Moreover, Abbott concedes that its own Proxy Statement defines the one item—"qualified retirement plan with the largest number of plan participants." Abbott's questions regarding the terms of the Proposal are not matters that render the Proposal "vague and misleading" and, even if they were, Staff Legal Bulleting 14B (September 15, 2004) provides for modification of the language of the Proposal, not, as Abbott would have it, merely its exclusion. The AFL-CIO Reserve Fund is prepared to make whatever modifications are deemed necessary to resolve this matter, should it be deemed necessary to do so. Abbott, however, may not exclude the proposal simply by invoking Rule 14a-8(i)(3).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Commission Staff to shareholderproposals@sec.gov, and I am sending a copy to the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel, Office of Investment

REM

cc: John A. Berry, Abbott Laboratories

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com

Via Email

December 22, 2011

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

On behalf of Abbott Laboratories ("Abbott" or the "Company") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by the AFL-CIO Reserve Fund (the "Proponent") from the proxy materials for Abbott's 2012 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 15, 2012.

We received a notice on behalf of the Proponent on November 14, 2011, submitting a proposed resolution for consideration at our 2012 annual shareholders' meeting. The proposed resolution reads as follows:

> RESOLVED: Shareholders of Abbott Laboratories (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75 percent of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other

share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Pursuant to Rule 14a-8(j), I have enclosed a copy of the proposed resolution, together with the supporting statement, as *Exhibit A* (the "Proposal"). I have also enclosed a copy of all relevant correspondence exchanged with the Proponent in *Exhibit B*. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponent of our intention to omit the Proposal from our 2012 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2012 proxy materials pursuant to Rule 14a-8 for the reason set forth below.

I. The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(3) and Rule 14a-9 as it is materially false and misleading.

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Staff Legal Bulletin No. 14B (Sept. 15, 2004) clarified that this basis for exclusion applies where:

> "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. . ."

The Staff has repeatedly permitted exclusion of a proposal as misleading where it was sufficiently vague and indefinite that the company and its shareholders might interpret the proposal differently. For example, in *Fuqua Industries, Inc.* (avail. Mar. 12, 1991), the shareholder proposal at issue requested a prohibition on "any major shareholder . . . which currently owns 25% of the Company and has three Board seats from compromising the ownership of the other stockholders," including restrictions on such shareholders "selling assets/interests to the Company" or "obtaining control of the Company/Board." The Staff stated that, with respect to the meaning and application of the terms and conditions contained in the proposal, including "any major shareholder," "assets/interests" and "obtaining control," "neither shareholders voting on the proposal nor the Company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken under the proposal. The staff believes, therefore, that the proposal may be misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

See also *Motorola, Inc.* (avail. Jan. 12, 2011) (allowing exclusion of a proposal regarding retention of equity compensation payments by executives where the proposal provided that the resolution included a request that the board negotiate "with senior executives to request that they relinquish. . . preexisting executive pay rights" because "executive pay rights" was vague and indefinite); *Bank of America Corporation* (avail. June 18, 2007) (allowing exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Prudential Financial, Inc.* (avail. Feb. 16, 2007) (allowing exclusion of a proposal urging the board to seek shareholder approval for certain senior management incentive compensation programs because the proposal failed to define key terms and was subject to differing interpretations); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (allowing exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"); and *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) (quoting an SEC opinion in the matter: "Without attempting to determine whether under the laws of Missouri a proposal commanding the directors to create a stockholder relations office is a proper subject for action, it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. . . .We therefore did not feel that we would compel the company to include the proposal in its present form in its proxy statement.").

The Proposal is vague and indefinite because it is susceptible to multiple interpretations and likely to confuse the Company's shareholders. The Proposal seeks a policy requiring that senior executives retain a significant percentage of their shares through retirement age, but this request could be interpreted in multiple ways. First, it is unclear whether a senior executive would be required to retain a significant percentage of Company shares if he or she left the Company before retirement age. If, for example, the senior executive leaves the Company before retirement age, does the Proposal require that the executive nevertheless retain Company shares? Or, does the Proposal intend a policy that would govern equity retention only while the senior executive remains a senior executive, or at least an employee, of the Company? Second, it is also unclear which shares must be included. For example, are the shares that an employee acquired (or that result from options or grants of restricted sock that were made) before that employee became a senior executive included for purposes of determining the 75 percent retention requirement or are shares included for such determination only if acquired when the employee is a senior executive officer?

Furthermore, the Proposal defines "normal retirement age" by referring to a source outside the Proposal, *i.e.*, to the Company's qualified retirement plan with the largest number of plan participants. While the Company's proxy statement in 2011 referred to, and we anticipate that the Company's proxy statement in 2012 will refer to, "the Abbott Laboratories Annuity Retirement Plan, a tax-qualified pension plan," and the description of the benefits under that plan implies that age 65 is the "normal retirement age" under that plan, shareholders could not know whether this would constitute the "normal retirement age" referred to in the proposal. Therefore, shareholders may not know what they are voting on because of this general reference. The Staff has previously permitted exclusion of proposals that define terms by reference to outside sources and therefore fail to disclose to shareholders key definitions that are part of the proposal. For example, the Staff agreed that Bank of America could exclude a proposal that defined "independent director" by reference to the standard set by the Council of Institutional Investors, even when the proposal also provided a brief summary of that standard. *Bank of America Corporation* (avail. Feb. 2, 2009). Similarly, JPMorgan was able to obtain Staff agreement that it could exclude a proposal that defined the meaning of the phrase "grassroots lobbying communication" by reference to federal regulations defining the term. The Staff concurred with JPMorgan that the proposal could be excluded under Rule 14a-8(i)(3) as vague and indefinite, noting JPMorgan's view "that the proposal does not sufficiently explain the meaning of 'grassroots lobbying communications.'" *JPMorgan Chase & Co.* (avail. Mar. 5, 2010).

The phrase "the Company's qualified retirement plan that has the largest number of plan participants" is itself vague and indefinite because Abbott has multiple qualified retirement plans and the Proposal does not specify how to calculate the number of plan participants. Even assuming that benefit experts generally understand the term "plan participants" as referring to active employees, terminated employees and retirees who are eligible to receive plan benefits, and their beneficiaries, shareholders who are not benefit experts may have a different perception of what is meant by the term "plan participants." For example, a shareholder might assume the appropriate interpretation of "plan participant" would be active employees who participate in the retirement plan. Depending on which of these interpretations is used, the determination of which plan has the largest number of participants could differ and the determination could change over time. The potential for such alternative interpretations is another reason why shareholders may not understand the meaning of the Proposal upon which they are being asked to vote.

The Proponent did not provide necessary interpretative guidance for many parts of the Proposal. The Proponent defined the term "retirement age" through a reference to an unnamed plan that was described generally in a manner that could be referring to different plans, depending on the method of calculating the number of plan participants. With respect to the issues identified above, shareholders and the Company could have different interpretations of what the proposed equity retention policy is requesting, and neither shareholders nor the Company would be able to identify with certainty what the Proposal would entail if approved.

II. Conclusion

For the foregoing reason, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2012 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-

8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2012 proxy materials, please contact me by phone at 847.938.3591 or via e-mail at John.Berry@abbott.com or contact Steven Scrogham by phone at 847.938.6166 or via e-mail at Steven.Scrogham@abbott.com. We may also be reached by facsimile at 847.938.9492. We would appreciate it if you would send your response to us via email or by facsimile. The Proponent may be reached by phone at 202.637.5182.

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President,
Associate General Counsel, and
Assistant Secretary

Enclosures

cc: Vineeta Anand
AFL-CIO
815 16th Street, NW
Washington, D.C. 20006

Exhibit A

Proposal

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 14, 2011

Sent by FAX and UPS Second Day

Ms. Laura J. Schumacher, Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

Dear Ms. Schumacher,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2011 proxy statement of Abbott Laboratories (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 77380 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

D.F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

[illegible]
[illegible], Illinois [illegible]
Fax [illegible]

AMALGATRUST

November 14, 2011

Sent via Fax and 2 day UPS

Ms. Laura J. Schumacher, Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Ms. Schumacher,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 77380 shares of common stock (the "Shares") of Abbott Laboratories beneficially owned by the AFL-CIO Reserve Fund as of November 14, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 14, 2011. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant [illegible] Memorandum M-07-16***

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

RESOLVED: Shareholders of Abbott Laboratories (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75 percent of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT:

Equity-based compensation is an important component of senior executive compensation at our Company. While we encourage the use of equity-based compensation for senior executives, we are concerned that our Company's senior executives are generally free to sell shares received from our Company's equity compensation plans. Our proposal seeks to better link executive compensation with long-term performance by requiring a meaningful share retention ratio for shares received by senior executives from the Company's equity compensation plans.

Requiring senior executives to hold a significant percentage of shares obtained through equity compensation plans until they reach retirement age will better align the interests of executives with the interests of shareholders and the Company. A 2009 report by the Conference Board Task Force on Executive Compensation observed that such hold-through-retirement requirements give executives "an evergrowing incentive to focus on long-term stock price performance as the equity subject to the policy increases" (*available at* http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf).

In our opinion, the Company's current share ownership guidelines for its senior executives do not go far enough to ensure that the Company's equity compensation plans continue to build stock ownership by senior executives over the long-term. We believe that requiring senior executives to only hold shares equal to a set target loses effectiveness over time. After satisfying these target holding requirements, senior executives are free to sell all the additional shares they receive in equity compensation.

For example, our Company's share ownership guidelines have required the Chief Executive Officer (the "CEO") to hold 175,000 shares. In comparison, in 2010 our Company granted the CEO 200,000 performance-vesting shares and 295,000 stock options. In other words, the equivalent of one year's equity awards will be more than sufficient to satisfy the Company's share ownership guidelines for the CEO.

We urge shareholders to vote FOR this proposal.

Exhibit B

Additional Correspondence with Proponent

Steven L. Scrogham
Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938-8166
Fax: (847) 938-9492
E-mail: steven.scrogham@abbott.com

November 15, 2011

Via Federal Express

Ms. Vineeta Anand
American Federation of Labor and
Congress of Industrial Organizations
(AFL-CIO)
815 Sixteenth Street, N.W.
Washington, D.C. 20005

Dear Ms. Anand:

This letter acknowledges receipt of the shareholder proposal and proof of ownership submitted by Mr. Daniel F. Pedrotty on behalf of the AFL-CIO Reserve Fund. Mr. Pedrotty has instructed that we direct all correspondence to your attention. Our 2012 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 27, 2011.

Abbott has not yet reviewed the proposal to determine if it complies with the requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Steven L. Scrogham

cc: John A. Berry

329129

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 18, 2011

Sent by FAX and UPS Second Day

Ms. Laura J. Schumacher, Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

Dear Ms. Schumacher,

I am writing to correct a typographical error in my letter to you dated November 14, 2011, regarding the AFL-CIO Reserve Fund (the "Fund") submission of a Rule 14a-8 shareholder proposal for the Abbott Laboratories' 2012 annual meeting of shareholders. The November 14, 2011 correspondence regarding the Fund's shareholder proposal incorrectly stated the number of shares beneficially held by the Fund.

The Fund's shareholdings are as follows: As of November 14, 2011, the Fund beneficially held 1136 shares of voting common stock (the "Shares") of Abbott Laboratories. The Fund has held $2,000 worth of the Shares for more than one year as of November 14, 2011, and the Fund intends to hold at least $2,000 of the Shares through the annual shareholder meeting. A corrected letter from the Fund's custodian bank documenting the Fund's ownership of the Shares as of November 14, 2011 is enclosed.

Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

D.F. Pedrotty

Daniel F. Pedrotty, Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 18, 2011

Ms. Laura J. Schumacher, Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Ms. Schumacher,

I am writing to correct a typographical error in my letter to you of November 14, 2011, which resulted in a misstatement of the number of shares held by the AFL-CIO Reserve Fund. The correct number is described in the following sentence:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 1135 shares of common stock (the "Shares") of Abbott Laboratories beneficially owned by the AFL-CIO Reserve Fund as of November 14, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 14, 2011. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No ***FISMA & OMB Memorandum M-07-16***

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment